FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of July 2006

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on July 26, 2006, by Matsushita Electric Industrial Co., Ltd. (the “registrant”), announcing consolidated financial results for the fiscal 2007 first quarter, ended June 30, 2006

2.	Supplemental consolidated financial data for the first quarter of fiscal 2007

3.	News release issued on July 26, 2006, by the registrant, announcing the integration of healthcare business through business division

4.	News release issued on July 26, 2006, by the registrant, announcing the closure of MT Picture Display (M) Sdn. Bhd.

5.	News release issued on July 26, 2006, by the registrant, announcing the strengthening of healthcare and PC optical disk drive businesses

6.	News release issued on July 27, 2006, by the registrant, announcing that NEC, NEC Electronics, the registrant, Panasonic Mobile and Texas Instruments establish new joint venture to develop communications platform for mobile handsets for the 3rd generation (3G/3.5G) and beyond

7.	News release issued on July 27, 2006, by the registrant, announcing that NEC, the registrant and Panasonic Mobile sign agreement to establish new joint venture for mobile handsets

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ YOICHI NAGATA
Yoichi Nagata, Attorney-in-Fact
Director of Overseas Investor Relations
Matsushita Electric Industrial Co., Ltd.

Dated: August 4, 2006

July 26, 2006

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Akihiro Takei (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Brendon Gore (Europe)	(Tel: +44-20-7562-4400)
(Tel: +44-20-8899-2217)

ANNOUNCEMENT OF FINANCIAL RESULTS

(Note: Dollar amounts for the most recent period have been translated for convenience at the rate of U.S.$1.00 = 115 yen.)

MATSUSHITA REPORTS FIRST QUARTER NET PROFIT INCREASE

- First-half Forecast Revised on Favorable First Quarter Results -

Osaka, Japan, July 26, 2006 — Matsushita Electric Industrial Co., Ltd. (Matsushita [NYSE symbol: MC]) today reported its consolidated financial results for the first quarter, ended June 30, 2006, of the current fiscal year ending March 31, 2007 (fiscal 2007).

First-quarter Results

Consolidated group sales for the first quarter increased 4% to 2,136.9 billion yen (U.S.$18.58 billion), from 2,048.2 billion yen in the same three-month period a year ago. Explaining the first quarter results, the company cited sales gains in digital audiovisual (AV) products, especially V-products, both in Japan and overseas. Of the consolidated group total, domestic sales amounted to 1,061.9 billion yen ($9.23 billion), mostly unchanged from 1,064.7 billion yen a year ago. Overseas sales increased 9%, to 1,075.0 billion yen ($9.35 billion), from 983.5 billion yen in the first quarter of fiscal 2006, caused by favorable sales by all regions, represented by a sharp sales increase in Europe mainly as a result of strong sales of flat panel TVs.

- more -

During the first quarter under review, the global economy continued steady growth overall, with strong economic conditions in the United States and China, as well as the economic growth in Japan with favorable capital investment and consumer spending. Meanwhile, in the electronics industry as a whole, a severe business environment continued due primarily to rising raw materials prices and continuous price declines mainly in digital AV products caused by intensified global competition. Under these circumstances, Matsushita strives to implement growth strategies and strengthen management structures to ensure its future growth trend.

Matsushita aggressively launched and promoted a new series of V-products to capture the top shares in the markets and make a significant contribution to overall business results. The company also continued collaboration activities with Matsushita Electric Works, Ltd. (MEW), whereby combining differentiated technologies and utilizing mutual sales channels. Furthermore, aiming to reinforce its management structures, the company has made all-out efforts to reduce materials costs and other expenses. These activities, including company-wide cost reduction activities, have contributed to enhanced profitability.

Regarding earnings, despite intensified global price competition and rising raw materials prices, increased sales, comprehensive cost reduction efforts and other positive factors boosted operating profit1 for the first quarter to 65.1 billion yen ($566 million), up 41% from 46.0 billion yen in the same period a year ago. Pre-tax income also increased 14% to 75.4 billion yen ($656 million), despite other income (deduction) decreased by 9.9 billion yen due mainly to the previous year’s 10.3 billion yen gain from the sale of shares of Matsushita Leasing & Credit Co., Ltd. (MLC)2. Net income increased 7% to 35.8 billion yen ($312 million), from 33.4 billion yen in the same quarter of the previous year.

[1]	For information about operating profit, see Note 2 of Notes to consolidated financial statements on page 12.
[2]	For information about the sale of shares of MLC, see Note 3 of Notes to consolidated financial statements on page 12.

- more -

Consolidated Sales Breakdown by Product Category

The company’s first quarter consolidated sales by product category, as compared with prior year amounts, are summarized as follows:

AVC Networks

AVC Networks sales increased 4% to 877.8 billion yen ($7.63 billion), compared with 846.2 billion yen in the same period of the previous year. Sales of video and audio equipment increased 14% from the previous year, due mainly to strong sales of digital AV products, such as plasma TVs and digital cameras.

Sales of information and communications equipment decreased 3%, mainly as a result of a substantial sales decline of mobile phones in Japan and overseas, although sales gains were recorded in PCs and automotive electronics equipment.

Home Appliances

Sales of Home Appliances increased 2% to 313.7 billion yen ($2.73 billion), compared with 308.4 billion yen in the previous year. Within Home Appliances, despite sluggish sales of air conditioners associated with cold summer in Europe and China, sales gains were recorded in refrigerators and washing machines, resulting in overall increased sales.

Components and Devices

Sales of Components and Devices increased 7% to 270.1 billion yen ($2.35 billion), compared with 251.6 billion yen in the previous year. Strong sales in general electronic components, semiconductors, batteries and electric motors led to overall sales gains in this category.

MEW and PanaHome

Sales of MEW and PanaHome increased 7% to 367.4 billion yen ($3.19 billion) from 342.7 billion yen a year ago. At MEW and its subsidiaries, sales gains were recorded with favorable sales in electrical construction materials, electronic and plastic materials and automation controls. At PanaHome Corporation, favorable sales in detached housing contributed to increased sales. Accordingly, overall sales growth was achieved in this category.

- more -

JVC

Sales for JVC (Victor Company of Japan, Ltd. and its subsidiaries) increased 1% to 150.2 billion yen ($1.31 billion), from 148.9 billion yen a year ago. Despite sluggish sales of DVD recorders, sales gains were recorded in camcorders and LCD TVs, resulting in overall increased sales compared with a year ago.

Other

Sales for Other increased 5% to 157.7 billion yen ($1.37 billion), from 150.4 billion yen a year ago. Strong sales were recorded in factory automation (FA) equipment, resulting in overall increased sales in this category.

Consolidated Financial Condition

Net cash provided by operating activities for the first quarter of fiscal 2007 amounted to 107.9 billion yen ($939 million), primarily attributable to net income and depreciation. Net cash used in investing activities amounted to 247.0 billion yen ($2.15 billion). Capital expenditures for tangible fixed assets amounted to 91.7 billion yen ($797 million), including manufacturing facilities for priority business areas such as semiconductors and plasma display panels, while time deposits increased 130.0 billion yen from the end of fiscal 2006 (March 31, 2006). Net cash used in financing activities was 83.3 billion yen ($724 million), including a repurchase of the company’s common stock and the payments of dividends. All these activities resulted in a balance of cash and cash equivalents of 1,441.6 billion yen ($12.54 billion) at the end of June 2006, whereby the company’s cash balance decreased 225.8 billion yen from the end of fiscal 2006.

The company’s consolidated total assets as of June 30, 2006 increased 6.3 billion yen to 7,970.9 billion yen ($69.31 billion), as compared with 7,964.6 billion yen at the end of fiscal 2006. This increase was due primarily to an increase in inventories for seasonal factors. Stockholders’ equity decreased 54.5 billion yen, as compared with the end of the last fiscal year, to 3,733.1 billion yen ($32.46 billion). Despite an increase in other retained earnings, this result was due mainly to a decrease in accumulated other comprehensive income and an increase in treasury stock on repurchases of the company’s own shares.

- more -

Outlook for Fiscal 2007 First Half

The company expects a severe environment to persist in the second quarter of fiscal 2007 with continuing price declines caused by ever-intensified price competitions and increases in crude oil and other raw materials prices. However, Matsushita today announced an upward revision of its forecast for the fiscal 2007 first half, ending September 30, 2006. This upward revision is due mainly to favorable sales in digital AV products, including flat-panel TVs, and the successful introduction of V-products. On a consolidated basis, Matsushita expects sales for the first half to increase by 90 billion yen to 4,340 billion yen, compared with the previous forecast of 4,250 billion yen. Meanwhile, the revised forecast for income before income taxes is 190 billion yen, up from the previous forecast of 160 billion yen. This upward revision is due mainly to the aforementioned sales increases and an expected gain from the sale of property, plant and equipment in the first half of fiscal 2007. Net income for the first half is now estimated to be about 90 billion yen, compared with the previous forecast of 70 billion yen.

The forecast for the full fiscal year 2007, ending March 31, 2007, remains unchanged from the forecast announced on April 28, 2006.

Matsushita Electric Industrial Co., Ltd., best known for its Panasonic brand products, is one of the world’s leading manufacturers of electronic and electric products for consumer, business and industrial use. Matsushita’s shares are listed on the Tokyo, Osaka, Nagoya, New York and Frankfurt3 stock exchanges.

For more information, please visit the following Web sites:

Matsushita home page URL: http://panasonic.net/

Matsushita IR Web site URL: http://ir-site.panasonic.com/

[3]	Matsushita delisted its shares from the Amsterdam Stock Exchange in June 2006, and plans to complete delisting procedures for the Frankfurt Stock Exchange in August 2006.

- more -

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Matsushita Group; the possibility that the Matsushita Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, and deferred tax assets; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Matsushita Group. The factors listed above are not all-inclusive and further information is contained in Matsushita’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

(Financial Tables and Additional Information Attached)

- more -

Matsushita Electric Industrial Co., Ltd.

Consolidated Statement of Income *

(Three months ended June 30)

	Yen (millions)		Percentage 2006/2005	U.S. Dollars (millions) 2006
	2006	2005
Net sales	¥2,136,934	¥2,048,161	104%	$18,582
Cost of sales	(1,494,389)	(1,408,902)		(12,995)
Selling, general and administrative expenses	(577,428)	(593,238)		(5,021)

Operating profit	65,117	46,021	141%	566

Other income (deductions):
Interest income	4,118	4,769		36
Dividend income	3,963	4,255		35
Interest expense	(4,826)	(3,845)		(42)
Expenses associated with the implementation of early retirement programs **	(528)	(202)		(5)
Other income, net	7,548	15,196		66

Income before income taxes	75,392	66,194	114%	656

Provision for income taxes	(37,830)	(35,731)		(329)
Minority interests	(539)	4,318		(5)
Equity in earnings (losses) of associated companies	(1,193)	(1,338)		(10)

Net income	¥35,830	¥33,443	107%	$312

Net income, basic
per common share	16.27 yen	14.87 yen		$0.14
per ADS	16.27 yen	14.87 yen		$0.14
Net income, diluted
per common share	16.27 yen	14.87 yen		$0.14
per ADS	16.27 yen	14.87 yen		$0.14
(Parentheses indicate expenses, deductions or losses.) * ** See Notes to consolidated financial statements on pages 12-13. Supplementary Information (Three months ended June 30)
	Yen (millions)			U.S. Dollars (millions) 2006
	2006	2005
Depreciation (tangible assets)	¥64,015	¥64,871		$557
Capital investment ***	¥68,345	¥89,081		$594
R&D expenditures	¥134,835	¥135,402		$1,172

Number of employees (June 30)	332,539	332,874

***	These figures are calculated on an accrual basis.

- more -

Matsushita Electric Industrial Co., Ltd.

Consolidated Balance Sheet **

June 30, 2006

With comparative figures for March 31, 2006

	Yen (millions)		U.S. Dollars (millions) June 30, 2006
	June 30, 2006	March 31, 2006
Assets

Current assets:
Cash and cash equivalents	¥1,441,624	¥1,667,396	$12,536
Time deposits	141,005	11,001	1,226
Short-term investments	36,694	56,753	319
Trade receivables (notes and accounts) and other current assets	1,764,640	1,756,141	15,345
Inventories	1,010,738	915,262	8,789

Total current assets	4,394,701	4,406,553	38,215

Investments and advances	1,119,114	1,100,035	9,731
Property, plant and equipment, net of accumulated depreciation	1,624,348	1,632,339	14,125
Other assets	832,748	825,713	7,241

Total assets	¥7,970,911	¥7,964,640	$69,312

Liabilities and Stockholders’ Equity

Current liabilities:
Short-term borrowings	¥337,602	¥339,845	$2,936
Trade payables (notes and accounts) and other current liabilities	2,647,989	2,545,223	23,026

Total current liabilities	2,985,591	2,885,068	25,962

Long-term debt	263,947	264,070	2,295
Other long-term liabilities	496,901	526,290	4,321
Minority interests	491,375	501,591	4,273
Common stock	258,740	258,740	2,250
Capital surplus	1,234,313	1,234,289	10,733
Legal reserve	88,691	87,526	771
Retained earnings	2,588,460	2,575,890	22,508
Accumulated other comprehensive income (loss) *	(53,732)	(26,119)	(467)
Treasury stock	(383,375)	(342,705)	(3,334)

Total liabilities and stockholders’ equity	¥7,970,911	¥7,964,640	$69,312

*	Accumulated other comprehensive income (loss) breakdown:

	Yen (millions)		U.S. Dollars (millions) June 30, 2006
	June 30, 2006	March 31, 2006
Cumulative translation adjustments	¥(169,938)	¥(162,331)	$(1,478)
Unrealized holding gains of available-for-sale securities	127,313	145,306	1,107
Unrealized gains (losses) of derivative instruments	(356)	1,326	(3)
Minimum pension liability adjustments	(10,751)	(10,420)	(93)

**	See Notes to consolidated financial statements on pages 12-13.

- more -

Matsushita Electric Industrial Co., Ltd.

Consolidated Sales Breakdown *

(Three months ended June 30)

	Yen (billions)		Percentage 2006/2005	U.S. Dollars (millions) 2006
	2006	2005
AVC Networks
Video and audio equipment	¥393.6	¥345.5	114%	$3,423
Information and communications equipment	484.2	500.7	97%	4,210

Subtotal	877.8	846.2	104%	7,633

Home Appliances	313.7	308.4	102%	2,728

Components and Devices	270.1	251.6	107%	2,349

MEW and PanaHome	367.4	342.7	107%	3,195

JVC	150.2	148.9	101%	1,306

Other	157.7	150.4	105%	1,371

Total	¥2,136.9	¥2,048.2	104%	$18,582

Domestic sales	1,061.9	1,064.7	100%	9,234
Overseas sales	1,075.0	983.5	109%	9,348

[Domestic/Overseas Sales Breakdown]

(in yen only)

	Domestic sales		Overseas sales
	Yen (billions) 2006	Percentage 2006/2005	Yen (billions) 2006	Percentage 2006/2005
AVC Networks
Video and audio equipment	¥116.3	103%	¥277.3	119%
Information and communications equipment	232.3	94%	251.9	100%

Subtotal	348.6	96%	529.2	109%

Home Appliances	174.8	101%	138.9	103%

Components and Devices	98.0	101%	172.1	112%

MEW and PanaHome	303.2	105%	64.2	121%

JVC	42.0	90%	108.2	106%

Other	95.3	99%	62.4	114%

Total	¥1,061.9	100%	¥1,075.0	109%

*	See Notes to consolidated financial statements on pages 12-13.

- more -

Matsushita Electric Industrial Co., Ltd.

Consolidated Information by Segments *

(Three months ended June 30)

By Business Segment:

				U.S. Dollars (millions) 2006
	Yen (billions)		Percentage 2006/2005
	2006	2005
[Sales]

AVC Networks	¥945.0	¥913.4	103%	$8,217
Home Appliances	326.1	323.2	101%	2,836
Components and Devices	335.4	333.8	100%	2,917
MEW and PanaHome	408.7	384.8	106%	3,554
JVC	154.5	151.5	102%	1,343
Other	359.4	289.7	124%	3,125

Subtotal	2,529.1	2,396.4	106%	21,992
Eliminations	(392.2)	(348.2)	—	(3,410)

Consolidated total	¥2,136.9	¥2,048.2	104%	$18,582

[Segment Profit]**

AVC Networks	¥35.0	¥28.4	123%	$304
Home Appliances	20.4	18.6	110%	177
Components and Devices	13.8	5.9	236%	120
MEW and PanaHome	6.4	4.4	146%	56
JVC	(2.9)	(2.9)	—	(25)
Other	13.7	9.2	149%	119

Subtotal	86.4	63.6	136%	751
Corporate and eliminations	(21.3)	(17.6)	—	(185)

Consolidated total	¥65.1	¥46.0	141%	$566

* **	See Notes to consolidated financial statements on pages 12-13.

Matsushita Electric Industrial Co., Ltd.

Consolidated Statement of Cash Flows *

(Three months ended June 30)

	Yen (millions)		U.S. Dollars (millions) 2006
	2006	2005
Cash flows from operating activities:
Net income	¥35,830	¥33,443	$312
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	72,653	72,883	632
Net (gain) loss on sale of investments	1,206	(11,823)	10
Minority interests	539	(4,318)	5
(Increase) decrease in trade receivables	43,202	34,664	376
(Increase) decrease in inventories	(95,146)	(116,813)	(827)
Increase (decrease) in trade payables	(22,369)	20,680	(195)
Increase (decrease) in retirement and severance benefits	(31,296)	(17,987)	(272)
Other	103,324	87,544	898

Net cash provided by operating activities	¥107,943	¥98,273	$939

Cash flows from investing activities:
(Increase) decrease in short-term investments	28,502	6,805	248
Proceeds from disposition of investments and advances	8,904	349,604	77
Increase in investments and advances	(88,404)	(84,591)	(769)
Capital expenditures	(91,673)	(108,279)	(797)
Proceeds from sale of fixed assets	27,639	13,795	240
(Increase) decrease in time deposits	(130,004)	29,153	(1,130)
Proceeds from sale of shares of subsidiaries	—	62,948	—
Other	(1,922)	(10,313)	(17)

Net cash provided by (used in) investing activities	¥(246,958)	¥259,122	$(2,148)

Cash flows from financing activities:
Increase (decrease) in short-term borrowings	5,832	32,281	51
Increase (decrease) in deposits and advances from employees	(5,211)	(4,354)	(45)
Increase (decrease) in long-term debt	(13,332)	(34,659)	(116)
Dividends paid	(22,095)	(16,938)	(192)
Dividends paid to minority interests	(7,850)	(7,452)	(68)
(Increase) decrease in treasury stock	(40,646)	(35,402)	(354)
Other	—	4,665	—

Net cash used in financing activities	¥(83,302)	¥(61,859)	$(724)

Effect of exchange rate changes on cash and cash equivalents	(3,455)	3,273	(30)

Net increase (decrease) in cash and cash equivalents	(225,772)	298,809	(1,963)
Cash and cash equivalents at beginning of period	1,667,396	1,169,756	14,499

Cash and cash equivalents at end of period	¥1,441,624	¥1,468,565	$12,536

*	See Notes to consolidated financial statements on pages 12-13.

- more -

Notes to consolidated financial statements:

1.	The company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

2.	In order to be consistent with generally accepted financial reporting practices in Japan, operating profit is presented as net sales less cost of sales and selling, general and administrative expenses. The company believes that this is useful to investors in comparing the company’s financial results with those of other Japanese companies. Please refer to the accompanying consolidated statement of income and Note 5 for U.S. GAAP reconciliation.

3.	On April 1, 2005, Matsushita sold approximately 2,707 thousand shares of Matsushita Leasing & Credit Co., Ltd. (MLC) to The Sumitomo Trust & Banking Co., Ltd. (STB) for cash proceeds of 27,756 million yen, and recorded a gain of 10,313 million yen, pursuant to a basic agreement regarding the equity ownership of MLC concluded between the company and STB. As a result of the sale, Matsushita now owns 34% of MLC’s total issued shares. MLC (renamed Sumishin Matsushita Financial Services Co., Ltd. on May 1, 2005) was changed from a consolidated subsidiary to an equity method investee of Matsushita as of April 1, 2005.

4.	Comprehensive income was reported as a gain of 8,217 million yen ($71 million) for the first quarter of fiscal 2007, and a gain of 63,000 million yen for the first quarter of fiscal 2006. Comprehensive income includes net income and increases (decreases) in cumulative translation adjustments, unrealized holding gains of available-for-sale securities, unrealized gains (losses) of certain derivative instruments and minimum pension liability adjustments.

5.	Under U.S. GAAP, expenses associated with the implementation of early retirement programs at certain domestic and overseas companies are included as part of operating profit in the statement of income.

6.	Regarding consolidated segment profit, expenses for basic research and administrative expenses at the corporate headquarters level are treated as unallocatable expenses for each business segment, and are included in Corporate and eliminations.

7.	The company’s business segments are classified according to a business domain-based management system, which focuses on global consolidated management by each business domain, in order to ensure consistency of its internal management structure and disclosure.

- more -

Principal internal divisional companies or units and subsidiaries operating in respective segments are as follows:

AVC Networks

Panasonic AVC Networks Company, Panasonic Communications Co., Ltd.,

Panasonic Mobile Communications Co., Ltd., Panasonic Automotive Systems Company,

Panasonic System Solutions Company, Panasonic Shikoku Electronics Co., Ltd.

Home Appliances

Home Appliances Group, Healthcare Business Company, Lighting Company,

Matsushita Ecology Systems Co., Ltd.

Components and Devices

Semiconductor Company, Matsushita Battery Industrial Co., Ltd.,

Panasonic Electronic Devices Co., Ltd., Motor Company

MEW and PanaHome

Matsushita Electric Works, Ltd., PanaHome Corporation

JVC

Victor Company of Japan, Ltd.

Other

Panasonic Factory Solutions Co., Ltd., Matsushita Welding Systems Co., Ltd.

8.	Number of consolidated companies: 643

9.	Number of companies reflected by the equity method: 66

10.	United States Dollar amounts are translated from yen for convenience at the rate of U.S. $1.00 = 115 yen, the approximate rate on the Tokyo Foreign Exchange Market on June 30, 2006.

11.	Each American Depositary Share (ADS) represents 1 share of common stock.

- more -

Details of Product Categories

AVC Networks

Plasma, LCD and CRT TVs, DVD recorders/players, VCRs, camcorders, digital cameras, compact disc (CD), Mini Disc (MD) and Secure Digital (SD) players, other personal and home audio equipment, SD Memory Cards and other recordable media, optical pickup and other electro-optic devices, PCs, optical disc drives, copiers, printers, telephones, mobile phones, facsimile equipment, broadcast- and business-use AV equipment, communications network-related equipment, traffic-related systems, car AVC equipment, etc.

Home Appliances

Refrigerators, room air conditioners, washing machines, clothes dryers, vacuum cleaners, electric irons, microwave ovens, rice cookers, other cooking appliances, dish washer/dryers, electric fans, air purifiers, electric and gas heating equipment, electric and gas hot water supply equipment, sanitary equipment, healthcare equipment, electric lamps, ventilation and air-conditioning equipment, car air conditioners, compressors, vending machines, medical equipment, etc.

Components and Devices

Semiconductors, general components (capacitors, modules, circuit boards, power supply and inductive products, circuit components, electromechanical components, speakers, etc.), electric motors, batteries, etc.

MEW and PanaHome

Lighting fixtures, wiring devices, distribution panelboards, personal-care products, health enhancing products, water-related products, modular kitchen systems, interior furnishing materials, exterior finishing materials, electronic and plastic materials, automation controls, detached housing, rental apartment housing, medical and nursing care facilities, home remodeling, residential real estate, etc.

JVC

LCD, rear projection, plasma and CRT TVs, VCRs, camcorders, DVD recorders/players, CD/DVD/MD audio systems and other audio equipment, car AV equipment, business-use AV systems, motors and other components for precision equipment, recordable media, AV software for DVD, CD and video tapes, AV furniture, etc.

Other

Electronic-components-mounting machines, industrial robots, welding equipment, bicycles, imported materials and components, etc.

# # #

July 26, 2006

Matsushita Electric Industrial Co., Ltd.

Supplemental Consolidated Financial Data for Fiscal 2007

First Quarter, ended June 30, 2006

1. Sales breakdown for Fiscal 2007 First Quarter, ended June 30, 2006 yen (billions)

By Product Category	Total	07/06	Local currency basis 07/06	Domestic	07/06	Overseas	07/06	Local currency basis 07/06
Video and Audio Equipment	393.6	114%	109%	116.3	103%	277.3	119%	112%
Information and Communications Equipment	484.2	97%	94%	232.3	94%	251.9	100%	94%

AVC Networks	877.8	104%	100%	348.6	96%	529.2	109%	103%
Home Appliances	313.7	102%	99%	174.8	101%	138.9	103%	96%
Components and Devices	270.1	107%	103%	98.0	101%	172.1	112%	105%
MEW and PanaHome	367.4	107%	106%	303.2	105%	64.2	121%	113%
JVC	150.2	101%	96%	42.0	90%	108.2	106%	98%
Other	157.7	105%	103%	95.3	99%	62.4	114%	108%

Total	2,136.9	104%	101%	1,061.9	100%	1,075.0	109%	103%

yen (billions)

Overseas Sales by Region	Fiscal 2007 First Quarter
		07/06	Local currency basis 07/06
North and South America	337.2	105%	97%
Europe	278.3	115%	109%
Asia	269.8	104%	98%
China	189.7	119%	110%

Total	1,075.0	109%	103%

2. Capital Investment, Depreciation and R&D Expenditures

Capital Investment**

<Consolidated>	yen (billions)

	Fiscal 2007 First Quarter
		07-06
AVC Networks	19.1	+2.6
Home Appliances	10.0	+3.6
* Components and Devices	24.0	-19.0
MEW and PanaHome	8.1	-0.6
JVC	2.7	-2.1
Other	4.4	-5.3

Total	68.3	-20.8

* semiconductors	10.0	-22.0
** These figures are calculated on an accrual basis.
Depreciation (Tangible assets)
<Consolidated>	yen (billions)

	Fiscal 2007 First Quarter
		07-06
	64.0	-0.9
R&D Expenditures
<Consolidated>	yen (billions)

	Fiscal 2007 First Quarter
		07-06
	134.8	-0.6

3. Foreign Currency Exchange Rates

<Export Rates>

	Fiscal 2006		Fiscal 2007
	First Quarter	First Half	First Quarter	First Half Forecast
U.S. Dollars	¥105	¥106	¥115	¥114
Euro	¥135	¥135	¥139	¥140

<Rates Used for Consolidation>
	Fiscal 2006		Fiscal 2007
	First Quarter	First Half	First Quarter	First Half Forecast
U.S. Dollars	¥108	¥109	¥115	—
Euro	¥135	¥136	¥144	—

4. Number of Employees

<Consolidated>	(persons)

	End of June 2005	End of March 2006	End of June 2006
Domestic	149,221	144,871	145,650
Overseas	183,653	189,531	186,889

Total	332,874	334,402	332,539

5. Other Information

	(shares)
Issued Shares as of June 30, 2006	(a)	2,453,053,497
Treasury Stock as of June 30, 2006	(b)	259,825,386
Outstanding Shares (excluding treasury stock) as of June 30, 2006	(a-b)	2,193,228,111

	Fiscal 2006 Annual	Fiscal 2007 First Quarter
Net income per common share, basic	¥69.48	¥16.27
Net income per common share, diluted	¥69.48	¥16.27
Stockholders’ equity* per common share at the end of each period	¥1,714.22	¥1,702.10

*	Stockholders’ equity is calculated according to U.S. generally accepted accounting principles (U.S. GAAP).

6. Forecast for Fiscal 2007 First Half

<Consolidated>	yen (billions)
	Fiscal 2007 First Half Forecast (a) (as of April 28, 2006)		Fiscal 2007 First Half Forecast (b) (as of July 26, 2006)
		07/06		07/06	(b)-(a)
Sales	4,250.0	100%	4,340.0	102%	+90.0
Income before income taxes (% of Sales)	160.0 (3.8%)	104%	190.0 (4.4%)	123%	+30.0
Net income (% of Sales)	70.0 (1.6%)	109%	90.0 (2.1%)	140%	+20.0

Disclaimer Regarding Forward-Looking Statements

This document includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Matsushita Group; the possibility that the Matsushita Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, and deferred tax assets; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Matsushita Group. The factors listed above are not all-inclusive and further information is contained in Matsushita’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

<Attachment 1>

Sales by Products

The following are sales of major products to outside customers, and do not include internal sales. As such, amounts herein do not correspond to those in Segment information.

<Consolidated>	yen (billions)
	Fiscal 2007 First Quarter
Products	Sales	07/06
AVC Networks
VCRs	32.5	71%
Digital cameras	43.8	198%
TVs	224.3	126%
Plasma TVs	130.1	165%
LCD TVs	52.5	149%
DVD recorders	24.1	103%
Audio equipment	37.4	81%
Information equipment	312.3	104%
Communications equipment	171.9	86%
Mobile communications equipment	82.3	76%
Home Appliances
Air conditioners	87.3	98%
Refrigerators	27.2	105%
Components and Devices
General components	98.3	114%
Semiconductors *	110.5	100%
Batteries	70.0	110%
Other
FA equipment	54.7	134%

*	Information for semiconductors is on a production basis. The annual forecast for fiscal 2007 is 492.0 billion yen, up 7% from fiscal 2006.

<Attachment 2>

Financial data for the primary domain companies

<Business domain company basis>

<Sales and domain company profit by business domain company (production division basis)>

Fiscal 2007 First Quarter Results	yen (billions)

	Sales		Domain company profit
		07/06		07/06	% of Sales
Panasonic AVC Networks Company	429.4	127%	12.4	165%	2.9%
Panasonic Communications Co., Ltd.	116.8	100%	4.9	104%	4.2%
Panasonic Mobile Communications Co., Ltd.	105.0	80%	1.0	—	1.0%
Panasonic Electronic Devices Co., Ltd.	118.6	107%	7.4	164%	6.3%

Notes:

1.	The above information for Panasonic AVC Networks Company does not include sales and profit of domestic and overseas sales divisions.
2.	The above information for Panasonic Communications Co., Ltd., Panasonic Mobile Communications Co., Ltd. and Panasonic Electronic Devices Co., Ltd. does not include sales and profit of certain overseas sales divisions.

<Capital Investment>*

Fiscal 2007 First Quarter Results	yen (billions)

	Capital Investment
		07-06
Panasonic AVC Networks Company	11.7	+2.6
Panasonic Communications Co., Ltd.	2.7	+0.9
Panasonic Mobile Communications Co., Ltd.	1.0	+0.3
Panasonic Electronic Devices Co., Ltd.	7.5	+1.8

*	These figures are calculated on an accrual basis.

<Attachment 3> Reference

Segment information for fiscal 2006 through fiscal 2007

<Consolidated>

Fiscal 2007 Results

Sales	yen (billions)
	Fiscal 2007
	First Quarter	07/06
AVC Networks	945.0	103%
Home Appliances	326.1	101%
Components and Devices	335.4	100%
MEW and PanaHome	408.7	106%
JVC	154.5	102%
Other	359.4	124%

Total	2,529.1	106%

Corporate and eliminations	-392.2	—

Consolidated total	2,136.9	104%

Segment profit	yen (billions)
	Fiscal 2007
	First Quarter	07/06
AVC Networks	35.0	123%
Home Appliances	20.4	110%
Components and Devices	13.8	236%
MEW and PanaHome	6.4	146%
JVC	-2.9	—
Other	13.7	149%

Total	86.4	136%

Corporate and eliminations	-21.3	—

Consolidated total	65.1	141%

Fiscal 2006 Results

Sales	yen (billions)
	First Half						Second Half						Fiscal 2006
	First Quarter	06/05	Second Quarter	06/05	First Half	06/05	Third Quarter	06/05	Fourth Quarter	06/05	Second Half	06/05		06/05
AVC Networks	913.4	101%	968.4	99%	1,881.8	100%	1,125.5	108%	978.8	105%	2,104.3	107%	3,986.1	103%
Home Appliances	323.2	100%	280.5	98%	603.7	99%	329.5	103%	308.0	103%	637.5	103%	1,241.2	101%
Components and Devices	333.8	83%	347.0	89%	680.8	86%	356.8	100%	330.7	103%	687.5	102%	1,368.3	93%
MEW and PanaHome	384.8	102%	452.6	107%	837.4	105%	435.1	103%	474.7	102%	909.8	103%	1,747.2	104%
JVC	151.5	86%	184.8	100%	336.3	93%	214.1	100%	152.7	98%	366.8	99%	703.1	96%
Other	289.7	115%	329.1	115%	618.8	115%	322.7	129%	373.8	158%	696.5	143%	1,315.3	128%

Total	2,396.4	99%	2,562.4	101%	4,958.8	100%	2,783.7	107%	2,618.7	109%	5,402.4	108%	10,361.2	104%

Corporate and eliminations	-348.2	—	-351.4	—	-699.6	—	-385.3	—	-382.0	—	-767.3	—	-1,466.9	—

Consolidated total	2,048.2	97%	2,211.0	100%	4,259.2	99%	2,398.4	104%	2,236.7	107%	4,635.1	105%	8,894.3	102%

Segment profit	yen (billions)
	First Half						Second Half						Fiscal 2006
	First Quarter	06/05	Second Quarter	06/05	First Half	06/05	Third Quarter	06/05	Fourth Quarter	06/05	Second Half	06/05		06/05
AVC Networks	28.4	165%	56.4	110%	84.8	124%	58.1	226%	48.0	144%	106.1	180%	190.9	150%
Home Appliances	18.6	104%	20.9	111%	39.5	107%	24.4	113%	13.3	81%	37.7	99%	77.2	103%
Components and Devices	5.9	37%	27.8	117%	33.7	85%	26.0	287%	21.4	233%	47.4	259%	81.1	140%
MEW and PanaHome	4.4	90%	24.1	116%	28.5	111%	23.1	114%	21.1	101%	44.2	108%	72.7	109%
JVC	-2.9	—	-1.1	—	-4.0	—	1.3	19%	-3.1	—	-1.8	—	-5.8	—
Other	9.2	115%	19.5	241%	28.7	178%	13.5	152%	20.0	150%	33.5	151%	62.2	162%

Total	63.6	96%	147.6	119%	211.2	111%	146.4	158%	120.7	132%	267.1	145%	478.3	128%

Corporate and eliminations	-17.6	—	-22.5	—	-40.1	—	-17.0	—	-6.9	—	-23.9	—	-64.0	—

Consolidated total	46.0	106%	125.1	111%	171.1	109%	129.4	147%	113.8	178%	243.2	160%	414.3	134%

Under the collaboration with MEW, the company reorganized business and sales channels in such areas as electrical construction materials, building equipment and home appliances. Accordingly, the year-on-year figures for the Home Appliances and MEW and PanaHome segments are based on the reclassified fiscal 2005 sales results for those product categories.

<Attachment 4> Reference

Segment information for fiscal 2005

<Consolidated>

Fiscal 2005 Results

Sales	yen (billions)

	First Half						Second Half						Fiscal 2005
	First Quarter	05/04	Second Quarter	05/04	First Half	05/04	Third Quarter	05/04	Fourth Quarter	05/04	Second Half	05/04		05/04
AVC Networks	903.9	104%	979.7	103%	1,883.6	103%	1,041.0	97%	934.2	99%	1,975.2	98%	3,858.8	100%
Home Appliances	323.1	110%	287.2	93%	610.3	101%	320.2	102%	299.3	98%	619.5	100%	1,229.8	101%
Components and Devices	403.2	100%	389.2	92%	792.4	96%	356.3	82%	320.3	80%	676.6	81%	1,469.0	89%
MEW and PanaHome	377.5	—	421.2	—	798.7	—	422.4	—	465.1	—	887.5	—	1,686.2	—
JVC	175.9	90%	184.4	86%	360.3	88%	213.4	91%	156.5	89%	369.9	90%	730.2	89%
Other	252.1	112%	287.2	115%	539.3	113%	250.5	105%	237.3	101%	487.8	103%	1,027.1	108%

Total	2,435.7	122%	2,548.9	119%	4,984.6	120%	2,603.8	114%	2,412.7	117%	5,016.5	115%	10,001.1	118%

Corporate and eliminations	-333.7	—	-332.3	—	-666.0	—	-307.3	—	-314.2	—	-621.5	—	-1,287.5	—

Consolidated total	2,102.0	119%	2,216.6	118%	4,318.6	119%	2,296.5	113%	2,098.5	116%	4,395.0	114%	8,713.6	116%

Segment profit	yen (billions)

	First Half						Second Half						Fiscal 2005
	First Quarter	05/04	Second Quarter	05/04	First Half	05/04	Third Quarter	05/04	Fourth Quarter	05/04	Second Half	05/04		05/04
AVC Networks	17.2	107%	51.1	121%	68.3	117%	25.7	77%	33.4	90%	59.1	83%	127.4	99%
Home Appliances	17.9	263%	18.9	155%	36.8	194%	21.6	108%	16.4	120%	38.0	113%	74.8	142%
Components and Devices	15.7	368%	23.8	111%	39.5	153%	9.1	67%	9.2	85%	18.3	75%	57.8	115%
MEW and PanaHome	4.9	—	20.7	—	25.6	—	20.3	—	20.8	—	41.1	—	66.7	—
JVC	2.7	132%	1.9	23%	4.6	46%	7.2	72%	-1.9	—	5.3	36%	9.9	40%
Other	8.0	331%	8.1	172%	16.1	225%	8.9	208%	13.3	403%	22.2	292%	38.3	261%

Total	66.4	210%	124.5	140%	190.9	159%	92.8	114%	91.2	131%	184.0	122%	374.9	138%

Corporate and eliminations	-22.9	—	-11.7	—	-34.6	—	-4.5	—	-27.3	—	-31.8	—	-66.4	—

Consolidated total	43.5	217%	112.8	189%	156.3	196%	88.3	124%	63.9	142%	152.2	131%	308.5	158%

Under the collaboration with MEW, the company reorganized business and sales channels in such areas as electrical construction materials, building equipment and home appliances. Accordingly, fiscal 2005 sales breakdown and segment information for the Home Appliances and MEW and PanaHome segments have been reclassified.

July 26, 2006

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Akihiro Takei (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Brendon Gore (Europe)	(Tel: +44-20-7562-4400)
(Tel: +44-20-8899-2217)

Matsushita Announces Integration of Healthcare Business

through Business Division

Osaka, Japan, July 26, 2006 — Matsushita Electric Industrial Co., Ltd. (MEI [NYSE symbol: MC]) announced that, upon a resolution adopted at its Board of Directors’ meeting held today, MEI and Panasonic Shikoku Electronics Co., Ltd. (PSEC), a consolidated subsidiary of MEI, have signed a memorandum of understanding to transfer, as of April 1, 2007, MEI’s healthcare business of Healthcare Business Company to PSEC.

The basic terms of the business division/combination decided today are outlined as follows:

1. Purpose of business division

By dividing the healthcare business from MEI, and transferring such business to PSEC, MEI aims to establish comprehensive business operations. By generating the synergy effects in the relevant businesses, Matsushita will augment growth strategies and reinforce management structures in the overall healthcare business.

- more -

2. Outline of business division

A. Schedule

July 26, 2006	Signing of memorandum of understanding on business division

Late December 2006 (planned)	Board resolution to approve business division agreement

Late December 2006 (planned)	Signing of business division agreement

April 1, 2007 (planned)	Effective date of business division and transfer

B. Method of business division

MEI will divide a certain part of its business and PSEC will succeed the divided business.

C. Allotment of shares

TBD

D. Handling of stock acquisition rights and bonds with stock acquisition rights

TBD

E. Overview of Accounting Procedure

TBD

F. Rights and obligations to be succeeded

Assets, liabilities, rights and obligations involved in the business to be divided and transferred, which are considered to be mandatory for PSEC to operate the business to be succeeded.

G. Prospects of paying debt obligations

MEI believes that both MEI and PSEC can pay the debt obligations to be incurred as a result of the business division and transfer.

*	MEI is currently holding discussions with employees regarding this division, and expects that a mutual understanding will be reached.

- more -

3. Basic information of MEI and PSEC (non-consolidated basis)

(as of March 31, 2006)

Trade Name	MEI (company to divide a unit)		PSEC (succeeding company)
Principal Lines of Business	Manufacture and sale of electronic and electric equipment		Manufacture and sale of electric, communications, electronics, lighting, medical equipment and medical products

Date of Incorporation	December 15, 1935		November 15, 1948

Principal Office	Kadoma-shi, Osaka, Japan		Toon-shi, Ehime, Japan

Representative	Kunio Nakamura, President		Tomiyasu Chiba, President

Capital Stock (million yen)	258,740		7,907

Shares Issued	2,453,053,497		158,146,560

Shareholders’ Equity (million yen)	2,738,413		145,508

Total Assets (million yen)	4,991,261		181,308

Financial Closing Date	March 31		March 31
No. of Employees	45,658		2,889

Major Customers

Consumer products— widely distributed to the general public through consumer and household equipment sales channels.

Industrial equipment and components— sold mainly to government agencies, corporations and manufacturers through systems and industrial sales channels.

			MEI

Major Shareholders and Shareholdings	Moxley & Co.	7.46%	MEI 100%
	The Master Trust Bank of Japan, Ltd.
	(Trust account)	5.73%
	Japan Trustee Services Bank, Ltd.
	(Trust account)	5.24%
	Nippon Life Insurance Co.	2.73%
	Sumitomo Mitsui Banking Corporation	2.66%

Major Banks	Sumitomo Mitsui Banking Corporation, Resona Bank Ltd., etc.		The Hyakujyushi Bank Ltd., etc.

Relationship between the both companies	Capital relationship		Succeeding company is a 100% subsidiary of the company to divide a unit.
	Employees		Employees are dispatched from the company to divide a unit to the succeeding company.
	Transactions		There are mutual transactions between the both companies regarding merchandise and services.

Note: Amounts less than one million yen have been rounded to the nearest whole million yen amount. (hereinafter the same)

- more -

Financial results for the most recent three fiscal years (non-consolidated basis)

(in millions of yen, except per share amounts)
	MEI (company to divide a unit)			PSEC (succeeding company)
Fiscal Year ended	March 2004	March 2005	March 2006	March 2004	March 2005	March 2006
Net Sales	4,081,485	4,145,654	4,472,579	197,778	167,327	150,788
Operating Profit	46,993	88,393	123,218	3,092	2,799	7,860
Recurring Profit	105,201	116,280	216,425	2,483	3,210	7,714
Net Income (Loss)	59,499	73,453	20,445	5,769	(9,444)	5,661
Net Income (Loss) per Share (in yen)	25.52	31.90	9.08	36.07	(60.21)	35.28
Annual Dividends per Share (in yen)	14.00	15.00	20.00	52.19	50.03	43.15
Shareholders’ Equity per Share (in yen)	1,224.59	1,230.76	1,239.25	1,042.91	932.03	920.08

Note: Amounts less than one million yen have been omitted for March 2004.

4. Description of the business to be divided

A. Outline of the business to be divided

Sale of blood glucose monitoring systems; development, manufacture and sale of ultrasonic diagnostic equipment, hearing aids and other healthcare equipment.

B. Operating results of the business to be divided for the year ended March 31, 2006

(in millions of yen)
	Healthcare business (a)	Business to be divided (b)	Percentage (a / b)
Net Sales	53,243	4,472,579	1%

Note: The above percentage is rounded to the nearest whole number.

C. Assets and liabilities of the business to be succeeded (as of March 31, 2006)

(in billions of yen)
Assets		Liabilities
Item	Amount	Item	Amount
Current assets	13.3	Current liabilities	9.2
Liabilities	1.9	Long-term liabilities	0.3

Total	15.2	Total	9.5

- more -

5. Effects of business division on MEI’s financial results

    Information about Matsushita upon the business division

1)	Trade name:	Matsushita Electric Industrial Co., Ltd.

2)	Principal lines of business:	Manufacture and sale of electronic and electric equipment

3)	Principal office:	Kadoma-shi, Osaka, Japan

4)	Representative:	Fumio Ohtsubo, President

5)	Capital stock:	No change as a result of this business division

6)	Total assets:	No material effect on total assets as a result of this business division

7)	Annual financial closing date:	March 31

8)	Effect on financial results:	MEI currently expects that the business division will have no effect on MEI’s financial forecast on a consolidated basis, and no significant effect on a parent-alone basis.

- more -

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Matsushita Group; the possibility that the Matsushita Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, and deferred tax assets; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Matsushita Group. The factors listed above are not all-inclusive and further information is contained in Matsushita’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

###

July 26, 2006

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Akihiro Takei (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)

Jim Reilly (U.S.)	Hiroko Carvell (Europe)
(Tel: +1-201-392-6067)	Panasonic Finance (Europe) plc
(Tel: +44-20-7562-4400)

Brendon Gore (Europe)
(Tel: +44-20-8899-2217)

Matsushita to Close MT Picture Display (M) Sdn. Bhd.

Osaka, Japan, July 26, 2006 — Matsushita Electric Industrial Co., Ltd. (MEI [NYSE symbol: MC]), best known for its Panasonic brand, today announced plans to discontinue operations at MT Picture Display (M) Sdn. Bhd. – MTPDM in August 2006, and to begin closing/liquidation procedures. MTPDM is a subsidiary in Malaysia of Matsushita Toshiba Picture Display Co., Ltd. (MTPD), a joint venture of MEI and Toshiba Corporation.

MTPDM, which manufactures cathode ray tubes (CRTs) for 21- to 32- inch TVs exporting for the Japanese and North American markets, has faced declines in demand for CRTs and intensified price competition, due to increasing sales of flat-panel TVs in their respective markets. This closing is a part of MTPD’s restructuring initiatives in order to establish an optimum CRT manufacturing structure in Asia and China.

MEI has not revised its consolidated, or non-consolidated financial forecasts (announced on April 28, 2006) for the year ending March 31, 2007.

- more -

[Reference]

MTPDM Company Overview

1. Basic Information (as of June 30, 2006)

Company name	MT Picture Display (M) Sdn. Bhd.

Representative	Tetsuo Hasegawa, Managing Director

Location of head office	Shah Alam, Selangor Darul Ehsan, Malaysia

Date of incorporation	October 9, 1990

Principal business	Manufacture and sales of CRTs for TVs

Share capital	RM 1,025,000,000

Number of employees	2,162

Total number of outstanding shares	1,025,000,000 shares

Shareholder’s equity	RM 1,025,000,000

Total assets	RM 200,428,000

Financial closing date	March 31

Shareholders (% ownership)	Matsushita Toshiba Picture Display Co., Ltd. 100%

Principal customers	Group companies of MEI, Toshiba and JVC, and others

Financial Institution	Panasonic Financial Centre (Malaysia) Sdn. Bhd.

2. Financial Results (for the most recent three fiscal years)

    (thousands of RM, except per share amounts, which are in RM)

Fiscal year ended:	March 2004	March 2005	March 2006
Sales *	743,331	1,102,884	972,959
Income (loss) before taxes *	(38,640)	(65,583)	(114,266)
Net income (loss) *	(38,640)	(158,365)	(969,422)
Net income (loss) per share	(0.04)	(0.15)	(0.95)
Cash dividends per share	—	—	—
Shareholders’ equity per share	0.002	(0.15)	(1.10)

    (Note) * Amounts less than RM 1,000 have been omitted.

# # #

COMPANY NAME

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Month 00, 2004

FOR IMMEDIATE RELEASE

July 26, 2006

Media Contacts:

Akira Kadota, International PR

    Tel: +81-3-3578-1237         Fax: +81-3-3436-6766

Panasonic News Bureau

    Tel: +81-3-3542-6205         Fax: +81-3-3542-9018

Panasonic to Strengthen Healthcare and

PC Optical Disk Drive Businesses

- Integrating businesses within the group to boost efficiency and global competitiveness -

Osaka, Japan – Panasonic, the brand for which Matsushita Electric Industrial Co., Ltd. (MEI) is known, announced today that the company will step up its efforts in building up its healthcare and PC optical disk drive businesses, where strong growth is expected, through integration within the group companies.

The company plans to transfer Healthcare Business Company, an internal divisional company of MEI, to Panasonic Shikoku Electronics Co., Ltd. (PSEC). PSEC’s PC optical disk drive business, including Blu-ray disc drives whose market is projected to grow rapidly, will be transferred to Panasonic Communications Co., Ltd. (PCC). PSEC and PCC are wholly-owned subsidiaries of MEI. The concerned parties will continue working on the details, as they have agreed in principle to implement the plan in April 2007.

The plan is outlined as follows:

1. Integration of healthcare business (blood glucose monitoring systems, ultrasonic diagnostic equipment, hearing aids, etc.)

The healthcare market is expanding globally with increased health concerns stemmed from rapid aging of the world’s population and higher risk of developing lifestyle diseases as well as growing awareness of disease prevention. For example, the market for blood glucose monitoring systems, the current core products of the group’s healthcare business, has recently been experiencing a double-digit annual growth rate. Further growth is expected on a global scale as diet becomes modernized.

Blood glucose monitoring systems are currently developed and produced by PSEC and sold by the Healthcare Business Company. The latter also handles development, production and sales of other healthcare-related products such as ultrasonic diagnostic equipment and hearing aids. By bringing these healthcare and medical device businesses under one roof of PSEC, Panasonic will be able to build a business structure integrated from manufacturing to sales to drive further profit growth and business expansion by capitalizing on the strengths of the two companies. (For further details, please refer to another press release titled “Matsushita Announces Integration of Healthcare Business through Business Division” dated July 26, 2006.)

- more -

2. Integration of PC optical disk drive business (Blu-ray disc drives, super multi-drives, DVD-RAM drives, etc.)

In the PC optical disk drive market, more advanced products such as super-multi drives have become available at lower prices. At the same time, consumer demand for reading and recording sizable data and high-definition content on the PC is increasing. Against such a backdrop, the market is anticipated to grow further.

Presently, PSEC handles half-height and slot-loading slim-line drives including Blu-ray disc drives for which a rapid growth is expected. PSEC’s PC optical disk drive business will be incorporated into PCC which handles tray loading slim-line drives. Integration of all the PC optical disk drive operations will allow the company to establish a structure which can generate solid profits and compete efficiently in the highly competitive global arena.

About Panasonic

Best known by its Panasonic brand name, Matsushita Electric Industrial Co., Ltd. is a worldwide leader in the development and manufacture of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the company recorded consolidated net sales of US$76.02 billion for the year ended March 31, 2006. The company’s shares are listed on the Tokyo, Osaka, Nagoya, New York (NYSE:MC) and Frankfurt* stock exchanges. For more information on the company and the Panasonic brand, visit the company’s website at http://panasonic.net.

*	Matsushita delisted its shares from the Amsterdam Stock Exchange in June 2006, and plans to complete delisting procedures for the Frankfurt Stock Exchange in August 2006.

###

<Reference>

Integrated Divisions		Sales Results for the Year to March 2006
Health-care	Matsushita Electric Industrial Co., Ltd. Healthcare Business Company	Approx. 53 billion yen	Approx. 53 billion yen (Excluding overlap)
	Panasonic Shikoku Electronics Co., Ltd. Healthcare and Medical Business Group	Approx. 34 billion yen

PC Optical Disks	Panasonic Shikoku Electronics Co., Ltd. Storage Products BU, Optical Disk Business	Approx. 47 billion yen*	Approx. 158 billion yen
	Panasonic Communications Co., Ltd. Device Company, Optical Disk Category	Approx. 111 billion yen*

*	Including sales of overseas subsidiaries.

Organization Chart

<Company Overview>

Healthcare Business Company

Headquarters	600 Saedo-cho, Tsuzuki-ku, Yokohama City, Kanagawa

Established	January 1, 2003

Business Overview

-        Healthcare device business: ultrasonic diagnostic equipment, dental laser devices/hearing aids, etc.

-        Healthcare system business: intraoperative image systems/outpatient calling system, etc.

-        Healthcare solutions business: electronic health monitors, etc.

President	Mr. Satoshi Akaishi

Employees	330 (At the end of March 2006)

Panasonic Shikoku Electronics Co., Ltd.

Headquarters	2131-1, Minamigata, Toon City, Ehime

Established	November 21, 1969 (Founded as Matsushita Kotobuki Electronics Industries, Ltd.)

Business Overview

-        Healthcare and medical business: blood glucose monitoring systems, etc.

-        Visual business: Digital video cameras, DVD/DVC multimedia displays, etc.

-        Device business: Blu-ray disc drivers, super multi-drives, fluid dynamic bearing motors for HDD, etc.)

President	Mr. Tomiyasu Chiba

Employees	Approx. 15,000* (At the end of March 2006)

Panasonic Communications Co., Ltd.

Headquarters	4-1-62 Minoshima, Hakata-ku, Fukuoka City, Fukuoka

Established	December 24, 1955 (Founded as Kyushu Matsushita Electric Co., Ltd.)

Business Overview

-        Home network business: cordless phones, personal fax machines, interphones, IP phones, home security-related products

-        Office network business: PBX, business phones, digital imaging systems, electronic whiteboards, scanners

-        Optical/device business: optical disk drives, information devices, precision devices, etc.

President	Mr. Kazuyoshi Fujiyoshi

Employees	Approx. 17,300* (At the end of March 2006)

*	Including employees of overseas subsidiaries.

July 27, 2006

NEC Corporation

NEC Electronics Corporation

Matsushita Electric Industrial Co., Ltd.

Panasonic Mobile Communications Co., Ltd.

Texas Instruments Incorporated

NEC, NEC Electronics, Matsushita, Panasonic Mobile and Texas Instruments

Establish New Joint Venture to Develop Communications Platform for Mobile

Handsets for the 3rd Generation (3G/3.5G) and Beyond

Development, Design, and Technology Licensing for Global Markets

TOKYO, July 27, 2006 – NEC Corporation (“NEC”), NEC Electronics Corporation (“NEC Electronics”), Matsushita Electric Industrial Co., Ltd. (“Matsushita”), Panasonic Mobile Communications Co., Ltd. (“Panasonic Mobile”) and Texas Instruments Incorporated (“Texas Instruments”) today announced that the five companies have signed an agreement to establish a new joint venture company. The company will conduct global development, design, and technology licensing for a hardware and software communications platform (*1) to manage the core communications functions for mobile handsets for the third generation (3G/3.5G) and beyond.

The new company, Adcore-Tech Co., Ltd. (“Adcore-Tech”), is scheduled to be established in August, 2006 at the Yokosuka Research Park in Yokosuka, Japan, with approximately 180 employees. The five companies will jointly invest 12.0 billion yen in the new joint venture, with approximately 44 percent held jointly by NEC and NEC Electronics, approximately 44 percent held jointly by Matsushita and Panasonic Mobile, and approximately 12 percent held by Texas Instruments.

As mobile phones become increasingly sophisticated and improved with the integration of music, video, broadcasting and other new technologies for internet and high-speed, high-volume communications, an extraordinary amount of resources are required for their development.

Through this joint venture, NEC and Panasonic Mobile, which have played crucial roles in leading the industry in developing and implementing 3G/3.5G (W-CDMA/HSDPA) technology handsets, will team with communications chip(chipset) manufacturers Matsushita, NEC Electronics and Texas Instruments. This aims at concentration of the technologies and development resources of all five companies, thereby facilitating speedy and efficient development of the increasingly sophisticated communications technology for mobile handsets at 3G/3.5G and beyond, and contributing to the advancement of the 3G/3.5G and beyond mobile handset industry at large.

1

As a result, NEC and Panasonic Mobile will be able to continue delivering attractive products to mobile operators and users, which stay abreast of advances in communications technologies, and help improve the foundation of the companies’ mobile handset businesses.

Mobile handsets based on the new communications platform to be developed by the joint venture company are expected to become available in the fall of 2007.

The investment and operations of the new company will be established as follows:

1.	In addition to investing in the new company, NEC, NEC Electronics, Matsushita, Panasonic Mobile, and Texas Instruments will license communications technology to the new company for 2.5G/3G/3.5G. Based on the technologies licensed, the new company will develop a competitive communications platform for 3G/3.5G and beyond.

2.	The new company will license communications chip technology to NEC Electronics, Matsushita’s Semiconductor Company, and Texas Instruments. NEC and Panasonic Mobile will incorporate chips manufactured based on this technology into their mobile handsets.

3.	NEC Electronics, Matsushita’s Semiconductor Company and Texas Instruments will also sell these chips to mobile handset manufacturers in Japan and worldwide.

4.	The new company will license comprehensive solutions, including communications platform and necessary software, system evaluation, and customizing services to mobile handset manufacturers.

2

(*1) Communication Platform

All hardware and software covering (1) Basic circuit design for LSIs (2) Software to control basic circuit (3) Communication core to operate on (1) and (2), (4) Software operating as modem to coordinate (1) to (3).

About NEC

NEC Corporation (NASDAQ: NIPNY) is one of the world’s leading providers of Internet, broadband network and enterprise business solutions dedicated to meeting the specialized needs of its diverse and global base of customers. NEC delivers tailored solutions in the key fields of computer, networking and electron devices, by integrating its technical strengths in IT and Networks, and by providing advanced semiconductor solutions through NEC Electronics Corporation. The NEC Group employs more than 150,000 people worldwide and had net sales of approximately 4,825 billion yen (approx. $41.2 billion) in the fiscal year ended March 2006.

For additional information, please visit the NEC home page at: http://www.nec.com

*	Newsroom: http://www.nec.co.jp/press/en/

About NEC Electronics

NEC Electronics Corporation (TSE: 6723) specializes in semiconductor products encompassing advanced technology solutions for the high-end computing and broadband networking markets, system solutions for the mobile handsets, PC peripherals, automotive and digital consumer markets, and multi-market solutions for a wide range of customer applications. NEC Electronics Corporation has 25 subsidiaries worldwide including NEC Electronics America, Inc. (www.am.necel.com) and NEC Electronics (Europe) GmbH (www.eu.necel.com). For additional information about NEC Electronics worldwide, visit www.necel.com.

About Matsushita Electric Industrial Co., Ltd. (Panasonic)

Best known by its Panasonic brand name, Matsushita Electric Industrial Co., Ltd. is a worldwide leader in the development and manufacture of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the company recorded consolidated net sales of US$76.02 billion for the year ended March 31, 2006. The company’s shares are listed on the Tokyo, Osaka, Nagoya, New York (NYSE:MC) and Frankfurt* stock exchanges. For more information on the company and the Panasonic brand, visit the company’s website at http://panasonic.net.

*	Matsushita delisted its shares from the Amsterdam Stock Exchange in June 2006, and plans to complete delisting procedures for the Frankfurt Stock Exchange in August 2006.

3

About Panasonic Mobile Communications

Panasonic Mobile Communications Co., Ltd., whose headquarters are based in Yokohama, Japan, is a worldwide leader in the development and manufacture of mobile communications products. As one of the main business domains for Matsushita Electric Industrial Co., Ltd., best known for its Panasonic brand digital electronics, Panasonic has been developing cutting edge technologies since its establishment in 1958, including the world’s first 3G video handset for the Japanese market in 2001. Panasonic is committed in providing added-value solutions to end-users through its mobile communication products. For more information, please visit www.panasonic.co.jp/pmc/en

About Texas Instruments

Texas Instruments Incorporated provides innovative DSP and analog technologies to meet our customers’ real world signal processing requirements. In addition to Semiconductor, the company includes the Educational & Productivity Solutions business. TI is headquartered in Dallas, Texas, and has manufacturing, design or sales operations in more than 25 countries.

Texas Instruments is traded on the New York Stock Exchange under the symbol TXN. More information is located on the World Wide Web at: http://www.ti.com

Media Contacts:

NEC Corporation

Akiko Shikimori

+81-3-3798-6511

a-shikimori@ay.jp.nec.com

NEC Electronics Corporation

Sophie Yamamoto

+81-44-435-1676

sophie.yamamoto@necel.com

Matsushita Electric Industrial Co., Ltd.

Akira Kadota

+81-3-3578-1237

kadota.akira@jp.panasonic.com

Panasonic Mobile Communications Co., Ltd.

Junji Kanegawa

+81-45-939-6455

kanegawa.junji@jp.panasonic.com

Texas Instruments

Renee Fancher

rfancher@ti.com

+1-214-567-7447

Gail Chandler

g-chandler@ti.com

+1-214-480-6808

4

Attachment

Outline of the New Company (Tentative)

Company name:	Adcore-Tech Co., Ltd.

Headquarters:	Yokosuka Research Park, Yokosuka City, Kanagawa Prefecture

Date of establishment:	August, 2006

Business:	Development, licensing, maintenance service, and system evaluation of communications platform for mobile phones

Capital:	12.0 billion yen (6.0 billion yen capital; 6.0 billion yen capital reserves)

Controlling stakes:	NEC / NEC Electronics: approximately 44% (5.3 billion yen) Matsushita / Panasonic Mobile: approximately 44% (5.3 billion yen) Texas Instruments: approximately 12% (1.4 billion yen)

Employees:	Approximately 180

Management structure:	To be decided (President, Vice president, and 2 board members) At the time of establishment, the president will be appointed from Panasonic Mobile and the vice president from NEC.

###

FOR IMMEDIATE RELEASE

July 27, 2006

NEC Corporation

Matsushita Electric Industrial Co., Ltd.

Panasonic Mobile Communications Co., Ltd.

NEC, Matsushita and Panasonic Mobile Sign Agreement to Establish

New Joint Venture for Mobile Handsets

Tokyo, July 27, 2006 – NEC Corporation (“NEC”), Matsushita Electric Industrial Co., Ltd. (“Matsushita”) and Panasonic Mobile Communications Co., Ltd. (“Panasonic Mobile”) announced today the signing of a memorandum of understanding on the establishment of a development company for mobile handsets. The new company will contract development of mobile handsets and a common software and hardware platform.

Through this joint venture, the three companies intend to reinforce existing collaboration between NEC and Panasonic Mobile. The development of common middleware, applications, and hardware platform will enable the companies to avoid duplication of development efforts, leading to greater efficiency and enhanced development capabilities, and a reduction in both fixed and variable costs. This will equip NEC and Panasonic Mobile with a solid technology platform to stay at the top of innovation in functionality and communication speed as the industry moves to 3.5G and 3.9G technologies towards 2010, while simultaneously focusing resources on differentiation.

The three companies intend to establish this joint venture early October, 2006. The company will be capitalized at 100 million yen with an equal ownership between NEC and Panasonic Mobile.

The following are its main business.

•	Planning and development of a common software platform

•	Planning and development of a common hardware platform

-	Design and evaluation of a common application CPU and integrated system LSI

-	Sourcing, design and evaluation of key devices

-	Design and manufacturing of an evaluation board

•	Joint development of mobile handsets (based on the above platform)

Through this joint venture, NEC and Panasonic Mobile expect to create synergies by combining NEC’s expertise in communications and computer technologies and Panasonic Group’s strength in consumer electronics and audio visual products.

NEC and Panasonic Mobile will respectively handle product planning, product development, procurement and manufacturing, as well as sales of handsets bearing their respective brand names “NEC” and “Panasonic”.

NEC, Matsushita and Panasonic Mobile started collaboration on the development of mobile phones in August 2001. This effort has led to the successful shipment of NTT Docomo’s FOMA® mobile phones in November 2004, which incorporates a LinuxTM based middleware platform jointly developed by NTT Docomo, NEC, and Panasonic Mobile.

Outline of the business scheme

Outline of the New Company (Tentative)

Company name:	To be decided

Headquarters:	Tsuzuki ku, Yokohama City, Kanagawa Prefecture

Date of establishment:	Early October, 2006

Main Business:	Development of a common hardware and a software platform for mobile handsets and joint development of mobile handsets

Capital:	100.0 million yen

Ownership:	NEC Corporation (50%)
Panasonic Mobile Communications Co., Ltd. (50%)

Employees:	Approximately 140

Management structure:	To be decided (President, Vice president, and 2 board members)
At the time of establishment, the president will be appointed from NEC and the vice president from Panasonic Mobile.

About NEC

NEC Corporation (NASDAQ: NIPNY) is one of the world’s leading providers of Internet, broadband network and enterprise business solutions dedicated to meeting the specialized needs of its diverse and global base of customers. NEC delivers tailored solutions in the key fields of computer, networking and electron devices, by integrating its technical strengths in IT and Networks, and by providing advanced semiconductor solutions through NEC Electronics Corporation. The NEC Group employs more than 150,000 people worldwide and had net sales of approximately 4,825 billion yen (approx. $41.2 billion) in the fiscal year ended March 2006.

For additional information, please visit the NEC home page at: http://www.nec.com

*	Newsroom: http://www.nec.co.jp/press/en/

About Matsushita Electric Industrial Co., Ltd. (Panasonic)

Best known by its Panasonic brand name, Matsushita Electric Industrial Co., Ltd. is a worldwide leader in the development and manufacture of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the company recorded consolidated net sales of US$76.02 billion for the year ended March 31, 2006. The company’s shares are listed on the Tokyo, Osaka, Nagoya, New York (NYSE:MC), and Frankfurt* stock exchanges. For more information on the company and the Panasonic brand, visit the company’s website at http://panasonic.net.

*	Matsushita delisted its shares from the Amsterdam Stock Exchange in June 2006, and plans to complete delisting procedures for the Frankfurt Stock Exchange in August 2006.

About Panasonic Mobile Communications

Panasonic Mobile Communications Co., Ltd., whose headquarters are based in Yokohama, Japan, is a worldwide leader in the development and manufacture of mobile communications products. As one of the main business domains for Matsushita Electric Industrial Co., Ltd., best known for its Panasonic brand digital electronics, Panasonic has been developing cutting edge technologies since its establishment in 1958, including the world’s first 3G video handset for the Japanese market in 2001. Panasonic is committed in providing added-value solutions to end-users through its mobile communication products. For more information, please visit www.panasonic.co.jp/pmc/en

Media Contact:

Akiko Shikimori

NEC Corporation

+81-3-3798-6511

a-shikimori@ay.jp.nec.com

Akira Kadota

Matsushita Electric Industrial Co., Ltd.

+81-3-3578-1237

kadota.akira@jp.panasonic.com

Junji Kanegawa

Panasonic Mobile Communications Co., Ltd.

+81-45-939-6455

kanegawa.junji@jp.panasonic.com

Linux is a registered trademark or a trademark of Linus Torvalds in the U.S. and other countries.

“FOMA” is a registered trademark of NTT DoCoMo Inc.

# # #